FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Additional Acquisition of a Minority Stake in TPV Technology Limited

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 28, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2011

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

March 28, 2011

For Immediate Release

To whom it may concern

Mitsui & Co., Ltd.

Additional Acquisition of a Minority Stake in TPV Technology Limited

Mitsui & Co., Ltd. (“Mitsui”) (Head Office: Tokyo; President and CEO: Masami Iijima) would like to announce the completion of additional stake acquisition in TPV Technology Limited (“TPV”) (Listed on The Stock Exchange of Hong Kong Limited and Singapore Exchange Securities Trading Limited) effective on March 25, 2011 (the “Transaction”).

In 2010, Mitsui acquired 15.05% of stake in TPV via third party allotment and mandatory cash offer. Mitsui, at this time, additionally acquired 5.14% stake in TPV through the trust agreement with the financial institution, resulting in holding 20.18% stake in TPV, making TPV a Mitsui’s associated company. Mitsui’s additional investment is approximately ¥7 billion, with total investment amount of approximately ¥29 billion.

Mitsui envisages further strengthening its business initiatives with TPV and its related group companies in order to expand its business in the growing display related market.

1.	Change in Mitsui’s Shareholdings in TPV as a Result of the Transaction

	Shares	Voting Rights
Before the Transaction	353,008,590	15.05%
Additional Shares	120,474,000	5.14%
After the Transaction	473,482,590	20.18%

2.	Date of the Completion of the Transaction

March 25, 2011

3.	TPV Overview

Company Name	TPV Technology Limited
Registered Office	Canon’s Court 22, Victoria Street, Hamilton, Bermuda
Establishment	1998
Representative	Chairman and CEO: Jason Hsuan
Main Business	Design and manufacturing of display related products
Issued Share Capital	US$1,796 million (As of December 2010)
Sales	US$11,632 million (FY December 2010)
Major Shareholders and Ownership (After the Transaction)	China Electronics Corporation group 35.05% Mitsui 20.18%

4.	Outlook

The Transaction is not expected to have any significant impact on Mitsui’s consolidated financial results of fiscal year ending March 2011.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7562

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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